UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ASGI MESIROW INSIGHT FUND, LLC
(Name of Subject Company (Issuer))

ASGI MESIROW INSIGHT FUND, LLC
(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Roman
c/o Alternative Strategies Group, Inc.
200 Berkeley Street, 20th Floor, MAC J9201-207
Boston, MA 02116
(617) 210-3234
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
George J. Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
(617) 261-3231

February 8, 2013

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 24, 2012 by ASGI Mesirow Insight Fund, LLC (the “Fund”), in connection with an offer by the Fund (the “Offer”) to purchase shares of limited liability company interest in the Fund (“Shares”) in an amount up to $39,340,606 on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 24, 2012.

This final amendment to the Statement is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern Time, on October 22, 2012.

2.	The Valuation Date of the Shares tendered pursuant to the Offer was December 31, 2012.

3.
Approximately $23,599,523.30 of Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ASGI MESIROW INSIGHT FUND, LLC

By:	/s/ Michael Roman
Name:	Michael Roman
Title:	Treasurer

February 8, 2013

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